Filed by FinTech Acquisition Corp. III

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: FinTech Acquisition Corp. III Parent Corp.

(Commission File No. 333-240410)

Paya and FinTech III Announce Filing of Definitive Proxy Statement in Connection with Proposed Transaction

Special Meeting of Stockholders on October 15, 2020 to Vote on Proposed Transaction

ATLANTA, GA, September 23, 2020 – Paya, a leading integrated payments and commerce solution provider, and FinTech Acquisition Corp. III (NASDAQ: FTAC) (“FinTech III”), a special purpose acquisition company, announced today that FinTech Acquisition Corp. III Parent Corp. has filed a Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes FinTech III’s definitive proxy statement / prospectus in connection with the proposed transaction between FinTech III and Paya. FinTech III will commence mailing the definitive proxy materials to FinTech III stockholders of record on or about September 25, 2020. The filing can be accessed by searching for FinTech Acquisition Corp. III Parent Corp. on the SEC’s website at https://www.sec.gov/edgar.shtml or directly at https://www.sec.gov/cgi-bin/browse-edgar?CIK=1819881&owner=exclude.

FinTech III has scheduled a special meeting of its stockholders (the “Special Meeting”) to vote on the proposed transaction with Paya and related matters for October 15, 2020 at 10:00 am ET. The Special Meeting will be completely virtual and conducted via live webcast. Shareholders of record as of September 4, 2020, will be entitled to vote at the special meeting.

As previously announced on August 3, 2020, upon completion of the transaction the combined company (the “Company”) will operate as Paya and will be listed on the NASDAQ Capital Market under the new symbol “PAYA”. Paya’s management team, led by CEO Jeff Hack, will continue to execute the growth strategy of the Company. Paya’s existing majority equity holder GTCR, a leading private equity firm, will remain the Company’s largest stockholder. The transaction is expected to close in the fourth quarter of 2020, pending FinTech III stockholder and regulatory approval.

About Paya

Paya is a leading provider of integrated payment and frictionless commerce solutions that help customers accept and make payments, expedite receipt of money, and increase operating efficiencies. The company processes over $30 billion of annual payment volume across credit/debit card, ACH, and check, making it a top 20 provider of payment processing in the US and #6 overall in e-Commerce. Paya serves more than 100,000 customers through over 2,000 key distribution partners focused on targeted, high growth verticals such as healthcare, education, non-profit, government, utilities, and other B2B goods and services. The business has built its foundation on offering robust integrations into front-end CRM and back-end accounting systems to enhance customer experience and workflow. Paya is headquartered in Atlanta, GA, with offices in Reston, VA, Fort Walton Beach, FL, Dayton, OH, and Mt. Vernon, OH.

About FinTech Acquisition Corp III

FinTech Acquisition Corp. III is a special purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $345,000,000 in its initial public offering in November 2018 and is listed on the NASDAQ Capital Market under the symbol “FTAC”.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare, Technology, Media & Telecommunications, and Growth Business Services industries. The Chicago-based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR has invested more than $18 billion in over 200 companies.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FinTech Acquisition Corp. III, Paya, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of FinTech Acquisition Corp. III or other conditions to closing in the Transaction Agreement; (3) the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Paya, Inc. as a result of the announcement and consummation of the transactions described therein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Paya, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by FinTech Acquisition Corp. III. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. FinTech Acquisition Corp. III and Paya, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Paya, Inc. and FinTech Acquisition Corp. III, FinTech Acquisition Corp. III has filed with the SEC a definitive proxy statement / prospectus and will mail the definitive proxy statement / prospectus and other relevant documentation to FinTech Acquisition Corp. III stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. FinTech Acquisition Corp. III stockholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with FinTech Acquisition Corp. III’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials contain important information about Paya, Inc., FinTech Acquisition Corp. III and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FinTech Acquisition Corp. III stockholders as of September 4, 2020. Stockholders are able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: James J. McEntee, III, President and Chief Financial Officer, FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

FinTech Acquisition Corp. III and its directors and officers may be deemed participants in the solicitation of proxies of FinTech Acquisition Corp. III stockholders in connection with the proposed business combination. FinTech Acquisition Corp. III stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of FinTech Acquisition Corp. III in FinTech Acquisition Corp. III’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FinTech Acquisition Corp. III stockholders in connection with the proposed transaction are set forth in the proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the proxy statement / prospectus that FinTech Acquisition Corp. III has filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Inquiries

William Maina

646-277-1236

Paya-IR@icrinc.com

Media Inquiries

Jack Murphy

646-677-1834

Paya-PR@icrinc.com